

Mail Stop 3561

April 3, 2007

Mr. Mark E. Shamber
Chief Financial Officer
United Natural Foods, Inc.
260 Lake Road
Dayville, Connecticut 06241

> **Re:** **United Natural Foods, Inc.**
> **Form 10-K for Fiscal Year Ended July 29, 2006**
> **Filed October 11, 2006**
> **Form 10-Q for Fiscal Quarter Ended January 27, 2007**
> **Filed March 6, 2007**
> **File No. 1-15723**

Dear Mr. Shamber:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended July 29, 2006

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 22

1.   Please expand your discussion and analysis to include economic and industry-
        wide factors relevant to your operations, provide more insight into material
        opportunities, challenges and risks on which management is most focused for
        both the short and long term, identify and discuss key performance indicators that
        management uses to manage the business that would be material to investors,
        provide greater insight into the quality and variability of information regarding
        financial condition and operating performance, discuss and analyze known trends,
        demands, commitments, events and uncertainties that cause reported financial
        information not to be necessarily indicative of future operating performance or
        future financial condition, provide a more informative analysis of the underlying
        reasons and implications of significant changes in financial condition and
        operating results between periods and to provide insight to readers to see the
        business through the eyes of management. Also, to facilitate a reader's ability to
        readily understand the impact of changes in operating results between periods,
        please revise to quantify *in dollars* the intermediate effects of the factors
        underlying material changes in net sales, gross profit and expenses between
        periods. For example, with respect to your discussion and analysis of net sales
        you should expand your discussion to include the definition of organic growth
        and how it is calculated and quantify to the extent practicable the effects of
        opening new and expanding existing distribution centers and the acquisition of
        Roots & Fruits and Select Nutrition. Please note that these are just examples of
        where your disclosure could be improved and not a complete list. For further
        guidance, refer to Commission Guidance Regarding Management's Discussion
        and Analysis of Financial Condition and Results of Operations, Release No. 33-
        8350, available on our web site at www.sec.gov/rules/interp/33-8350.htm.

Results of Operations, page 22

Special Items, pages 25 and 28

2.   We note your presentation and discussion throughout MD&A of various non-
        GAAP measures of your operating results, each measure adjusted to exclude
        certain "special" items, which according to your disclosure at the top of page 34,
        are not expected to be part of your ongoing business. Please tell us why you
        believe your current disclosures comply with Item 10(e)(1)(ii)(B) of Regulation
        S-K, which precludes adjusting a non-GAAP performance measure to eliminate
        items identified as nonrecurring, infrequent, or unusual, when the *nature* of the

charge or gain is such that it is reasonably likely to recur within 2 years or there was a similar charge or gain in the prior 2 years. In this regard, it appears to us that each of the "special" items you have identified is normal and recurring in nature. For example, costs associated with opening, closing, and relocating various facilities, employee compensation, and interest rate swaps all seem to be typical or normal expenses of your ongoing business. Rather than demonstrating your compliance with the guidance referenced above, you might consider revising your future filings to identify, discuss, and analyze such "special" items and their effects on your results of operations without eliminating or adjusting these items in connection with presenting non-GAAP financial measures.

In any event, we generally discourage the presentation of an entire income statement on a non-GAAP basis, as you have done on page 22. We also believe that the non-GAAP disclosures required by Item 10(e) of Regulation S-K should be provided alongside the non-GAAP measures presented, as opposed to several pages later in the document. We also believe it is beneficial if you include all of the non-GAAP related disclosures together, rather than, for example, presenting and discussing the non-GAAP measure in one area, providing the required reconciliation in another area, and providing disclosures with respect to your reasons for presenting such measures in yet another section of the document. At a minimum we believe you should provide page references to all applicable non-GAAP disclosures each time a non-GAAP measure is presented. Please tell us how you plan to revise your disclosures in future filings accordingly.

Consolidated Financial Statements, page 37

Notes to Consolidated Financial Statements, page 41

Note (1)(g) Intangible Assets and Other Long-Lived Assets, page 42

3. Please disclose the changes in the carrying amount of goodwill during each period presented. Such information should be provided in total and for each reportable segment pursuant to paragraph 45 of SFAS 142.

Note (1)(h) Revenue Recognition and Concentration of Credit Risk, page 43

4. Reference is made to your disclosures on page 7 regarding the extensive marketing services you provide to resellers of your products. With a view towards providing enhanced disclosure in future filings, please tell us whether any of these marketing services are provided pursuant to contractual arrangements with the resellers, and if so, tell us the nature and terms of such contractual arrangements. For example, tell us whether the marketing services are provided pursuant to the terms of distribution agreements with your customers and whether

receipt of payment for goods is conditioned on you providing these marketing services. Tell us your consideration of whether the terms of your distribution agreements constitute multiple deliverable type arrangements under the scope of EITF 00-21.

Notwithstanding the preceding, tell us why you classify the cost of the various marketing services provided to your customers/resellers outside of cost of sales, particularly in light of the fact that the related marketing allowances you receive from suppliers are classified as a reduction of cost of sales. Refer to paragraph 10 of EITF 01-9.

Note (1)(p) Shipping and Handling Fees and Costs, page 45

5. Please revise to disclose whether shipping and handling costs associated with *outbound* freight are recorded in cost of sales.   Please also ensure your disclosures throughout the rest of your annual and interim reports are consistent regarding your classification of such costs. For example, you disclose on page 41 that cost of sales includes amounts incurred for "shipping and handling," yet you also disclose on page 13 of your Form 10-Q for the period ending January 27, 2007 that outbound transportation expenses are included within operating expenses rather than in cost of sales. If shipping and handling costs are significant and are not included in cost of sales, disclose the amount(s) of such costs and the line item(s) on the statements of income that include them. Refer to paragraphs 3 and 6 of EITF 00-10.

Note 14. Business Segments, page 56

6. In a letter to us dated November 14, 2004, you indicated that reporting revenues by product group would be impracticable. If this continues to be the case, please provide disclosure to this effect. Otherwise, please disclose revenues by product group. Refer to paragraph 37 of SFAS 131.

Item 9A. Controls and Procedures, page 59

7. You state that your management evaluated the effectiveness of your disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e). However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective in timely reporting material information required to be included in your periodic reports filed with the Securities and Exchange Commission. Please revise your disclosure in future filings to also state, if true, that the same officers concluded that your disclosure controls and procedures were effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is

accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Additionally, please confirm to us that your conclusion regarding effectiveness would not change had such disclosure been included in this filing.

Exhibits 31.1 and 31.2

8. In future filings, please revise your certifications to read exactly as set forth in Item 601(b)(31) of Regulation S-K. In particular, revise the introductory paragraph to 1) eliminate reference to the Chief Executive Officer and Chief Financial Officer's titles; and 2) omit identification of the registrant. Revise paragraph 1 to identify the registrant. Revise paragraphs 2 through 4.d. to refer to "report" rather than "annual report" or "quarterly report." Revise paragraphs 3 through 5.b. to refer to the "registrant" rather than the "company." Also confirm to us that the wording used in your certifications here and in your reports on Form 10-Q was not intended to limit or change the meaning of the certifications.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ta Tanisha Meadows at (202) 551-3322 or, in her absence, Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson
Branch Chief